UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

NeoMedia Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

640505 10 3
(CUSIP Number)

March 16, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640505 10 3	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe IV GP Co. Limited ("APAX")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 87,994,468
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 87,994,468
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,994,468
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON* OO

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CUSIP No. 640505 10 3	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

NeoMedia Technologies, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices: 2201 Second Street, Suite 600 Ft. Meyers, Florida 33901

Item 2(a)	Name of Persons Filing:

Apax Europe IV GP Co. Limited, a Guernsey corporation, in its capacity as the General Partner of Apax Europe IV, GP L.P., which is the Managing General Partner of Apax Europe IV - A, L.P., which owns, in the aggregate 87,994,468 shares of Common Stock of the Issuer, for its own account and in trust for:

Apax Europe IV - B, L.P.
Apax Europe IV - C GmbH & Co. KG
Apax Europe IV - D, L.P.
Apax Europe IV - E, L.P.
Apax Europe IV - F, C.V.
Apax Europe IV - G, C.V.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

PO Box 563 St Peter Port Guernsey, Channel Islands GY1 6JL

Item 2(c)	Citizenship or Place of Organization:

Guernsey, Channel Islands

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e)	CUSIP Number:

640505 10 3

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CUSIP No. 640505 10 3	13G	Page 4 of 6 Pages

Item 3	Not applicable.

Item 4	Ownership.

	(a).	Amount Beneficially Owned:

87,994,468

	(b)	Percent of Class:

9.9%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

87,994,468

(ii) shared power to vote or to direct the vote:

Not applicable.

(iii) sole power to dispose or to direct the disposition of:

87,994,468

(iv) shared power to dispose or to direct the disposition of:

Not applicable.

Item 5		Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6		Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

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CUSIP No. 640505 10 3	13G	Page 5 of 6 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2007	APAX EUROPE IV GP CO. LIMITED

	By:	/s/ Denise J. Fallaize
		Name:	Denise J. Fallaize
		Title:	Director

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